FOR IMMEDIATE RELEASE                                               EXHIBIT 20.1

For:     LOT$OFF Corporation               Contact:     Charles Fuhrmann, CEO
         8750 Tesoro Drive                              210-805-9300 Ext. 904
         San Antonio, Texas  78217


               LOT$OFF CORPORATION ANNOUNCES $151,000,000 VERDICT

SAN ANTONIO, TEXAS -- NOVEMBER 20, 1997 -- San Antonio based LOT$OFF Corporation (OTC BB: LOTS and LOTSP) announced today a jury verdict in its favor aggregating $151 million obtained in a stock conversion lawsuit against Chase Manhattan Bank and other defendants in the United States District Court in San Antonio.

The jury awarded actual damages of $12,975,000 and punitive damages of $138,000,000.

Charles "Hop" Fuhrmann, President of the Company, commented, "We are of course elated that the jury's verdict vindicated our commitment to pursue this matter on behalf of our stockholders. I believe the jury diligently listened to the evidence and recognized the damages done to LOT$OFF Corporation and its stockholders, employees, vendors and creditors."

Barry Chasnoff, lead counsel for LOT$OFF and senior partner at San Antonio's Akin, Gump, Strauss, Hauer & Feld stated, "a jury of eight citizens listened carefully to the evidence for five weeks and decided to send a message to banks around the world that the behavior engaged in by Chase would not be tolerated."

LOT$OFF Corporation (formerly 50-OFF Stores, Inc.) reorganized in a Chapter 11 bankruptcy, filed October 9, 1996, and emerged from bankruptcy on June 16, 1997. The Company currently operates 44 stores [Texas (31), Louisiana (5), Oklahoma (4), New Mexico (3) and Tennessee (1)] operating under the Company's new store name ("LOT$OFF") and with a close-out retailing concept. The Company's stores, historically stocked principally with family apparel, now offer a majority of non-apparel merchandise: housewares and giftware, home furnishings, shelf-stable food products, toys, luggage, footwear, stationery, health and beauty aids, sporting goods, automotive, greeting cards, jewelry, books, party goods, seasonal items, pet supplies and hardware, among others. The Company continues to maintain a healthy showing of basic, family apparel products in its LOT$OFF stores. The actual merchandise mix fluctuates by category, by season and by store based on customer needs and buying trends, demographics and the availability of products at close-out prices. This merchandising concept is designed to appeal to value-conscious shoppers and other "bargain hunters."


                                     # # #